LIMITED LIABILITY COMPANY AGREEMENT
OF
LEAVENWORTH SPORTARENA, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT is made and entered into by and between MARCO AURILIO and ZOLTAN SZABADI, as the Members, and sets forth the procedures and operations of LEAVENWORTH SPORTARENA, LLC.

ARTICLE I
FORMATION OF COMPANY

1.1   **Formation.** The Company was formed on the 3rd day of August, 2020, when the Certificate of Formation was executed on and filed with the office of the Washington Secretary of State in accordance with and pursuant to the Act.

1.2   **Name.** The name of the Company is "Leavenworth SportArena, LLC".

1.3   **Principal Place of Business.** The principal place of business of the Company shall be 149 W. Benton Street, Leavenworth, Washington 98826. The Company may locate its places of business at any other place or places as the Members may from time to time deem advisable.

1.4   **Registered Office and Registered Agent.** The Company's initial registered agent and the address of its initial registered office in the state of Washington are as follows:

<u>Name</u>   <u>Address</u>

Marco Aurilio

The registered office and registered agent may be changed by the Members from time to time by filing an amendment to the Certificate of Formation or any other documents permitted or required by the Washington Secretary of State.

1.5   **Term.** The Company shall have perpetual existence.

ARTICLE II
BUSINESS OF COMPANY

2.1   **Business.** The business of the Company shall be:

(a)   to carry on any lawful business or activity which may be conducted by a limited liability company organized under the Act; and

(b)   to exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.


ARTICLE III
MANAGEMENT OF THE COMPANY

     3.1   **General**. The Members shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Action on a matter is approved if a Majority Interest votes in favor of the action unless the affirmative vote of Members holding more than such majority is required by the Act or this Agreement.

     3.2   **Board of Advisors**.

     3.2.1   <u>General</u>. The Company shall engage with an Advisory Board which shall assist with business and operations, duties, as determined by the Members from time to time. Until the number is changed by written consent of the Members at any time and from time to time, the Advisory Board shall consist of no less than two (2) and no more than seven (7) members.

     3.2.2   <u>Appointment and Term of Office</u>. The Advisory Board shall be appointed by the Members. Each Advisory Board member shall hold office for one (1) year term, or until his or her successor is elected and qualified, or until his or her earlier resignation by written notice to the Members of the Company, or until his or her removal from such position.

     3.2.3   <u>Vacancies</u>. Any vacancy occurring in the Advisory Board, including any vacancy created by reason of an increase in the number of Advisory members, may be filled by the affirmative vote of a majority of the Members. An Advisory Board member appointed to fill a vacancy shall serve for at least one (1) year beginning on the date of such appointment.

     3.2.4   <u>Removal</u>. At a special meeting of the Members, duly called expressly for this purpose, any Advisory Board member may be removed from office, either with or without cause, and the Members shall fill the vacancy created by such removal.

     3.2.5   <u>Place of Meetings</u>. Meetings of the Advisory Board of Directors may be held either within or without the state of Washington.

     3.2.6   <u>Regular Meetings</u>. The Advisory Board shall hold a regular meeting as needed to conduct the business allocated to the Advisory Board by the Company's Members.

     3.2.7   <u>Presence at Meetings</u>. Members of the Advisory Board shall be deemed present in person at a meeting if a conference telephone, Zoom, Teams, or similar communications equipment by means of which all persons participating in the meeting can hear each other is used.

3.3 **Company Expenses; Compensation.** The Company shall be responsible for the payment of all costs and expenses related to the business of the Company, whether such costs and expenses are paid to the Members as a reimbursement or to third parties. The Members may receive reasonable compensation from the Company for management services rendered in amounts and at such time as the Members determine.

3.4 **Limitation of Liability.** The liability of the Members and their agents shall be eliminated or limited to the fullest extent permitted by the Act. Any repeal or modification of this Section shall not adversely affect any right or protection of a Member or agent thereof existing at the time of such repeal or modification for or with respect to an act or omission of such Member or agent occurring prior to such repeal or modification.

3.5 **Indemnification.** The Company shall indemnify and hold harmless each Member and his agents against any liability, loss, damage, cost, or expense incurred by them on behalf of the Company to the fullest extent and under all circumstances permitted by the Act.

3.6 **Liability for Company Obligations.** Except as otherwise provided by law, the Members shall not be personally liable for any debts, obligations, or liabilities of the Company beyond their respective Capital Contributions.

3.7 **Withdrawal of Member.** No Member shall voluntarily resign or otherwise withdraw as a Member, unless approved by a Majority Interest of the disinterested Members, which decision shall be in their sole and absolute discretion and may be withheld for any reason or for no reason at all. If a Person's resignation or withdrawal request is approved, such Person shall be entitled to receive only those distributions to the date of withdrawal to which such Person would have been entitled had such Person remained a Member (and only at such times as such distribution would have been made had such Person remained a Member), but not the fair value of such Person's Units in the Company, and such Person shall not be entitled to vote or otherwise participate in the management of the Company as of the date such withdrawal or resignation is approved. The remedy for breach of this Section shall be monetary damages (and not specific performance), which may be offset against distributions by the Company to which such Person would otherwise be entitled.

3.8 **Admission of Additional Members.** A Person may be added as a Member upon satisfaction of Section 9.8 below and upon such terms and conditions as are approved by the Members. Notwithstanding the foregoing, a Person shall not become an additional Member unless and until such Person becomes a party to this Agreement by signing this Agreement and/or executing such other documents as the Members may reasonably request as necessary or appropriate to confirm such Person as a Member in the Company. In the event the Company decides to raise additional capital, the Members shall have the preemptive right to contribute capital and increase their Units on a pro rata basis, in lieu of and prior to a sale of Units by the Company to Persons who/which are not Members.

3.9 **Corporate Transparency Act.** Each Member shall promptly provide to the Company any information that the Members deem necessary or advisable in order for the Company to comply with the Corporate Transparency Act, 31 U.S.C. §5336.

ARTICLE IV
MEETINGS OF MEMBERS

4.1 **Meetings of Members.** Meetings of the Members for any purpose or purposes may be called at any time by or one or more Members and shall be held at the place and time prescribed by the Person calling the meeting. A quorum shall exist at any meeting of the Members if all of the Members entitled to vote at such meeting are represented in Person or by telephone or written proxy. If a quorum exists, action on a matter is approved as set forth in Section 3.2 above.

4.2 **Record Date.** For the purpose of determining Members entitled to notice of or to vote at any meeting of the Members or any adjournment thereof, or Members entitled to receive payment of any distribution, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

4.3 **Proxies.** At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

4.4 **Telephonic Meetings.** Members may participate in a meeting by means of a conference telephone or similar communications equipment so long as all Persons participating in the meeting can hear each other at the same time, and participation by such means shall constitute presence in person at a meeting.

4.5 **Action by Members Without a Meeting.** Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, executed by all the Members entitled to vote thereon and delivered to the Members for inclusion in the Company's minutes. Action taken under this section is effective when all Members entitled to vote thereon have signed such consents unless such consents specify different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a consent.

ARTICLE V
CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 **Members' Capital Contributions.** Each Member has contributed property, cash, and other assets to the Company as such Member's initial Capital Contribution. The Members' current Percentage Interest ownership is shown on the attached *Schedule 1*, which shall be updated by the Members within a reasonable time after any change in ownership among the Members or after any new Member is admitted into the Company.

5.1.1 <u>No Priority on Return of Capital</u>. Except as expressly provided in the Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions, distributions, or allocations of income, gain, loss, deduction, or credit of the Company.

5.1.2 <u>No Interest on Capital Contributions</u>. No Member shall receive any interest on any portion of his or her Capital Contribution or Capital Account.

5.2 **Additional Contributions**.

5.2.1 No Member shall be required to make an additional Capital Contribution except as required by a vote of no less than two-thirds of the outstanding Percentage Interest. Subject to the foregoing sentence, if and to the extent an additional Capital Contribution is called by the affirmative vote of the Members, all Members shall make Capital Contributions in the same proportions as their respective Percentage Interests immediately prior to such additional Capital Contributions.

5.2.2 If any Member shall fail to timely make, or notifies the Company that it shall not make, all or any portion of an additional Capital Contribution that such Member is obligated to make under Section 5.2.1, then such Member shall be deemed to be a "**Non-Contributing Member**". The other Members (the "**Contributing Members**") shall then have the right, but not the obligation, to contribute an additional amount equal to the additional Capital Contribution that the Non-Contributing Member failed to contribute to the Company, receiving as consideration therefor Percentage Interests proportionally equal to the amount so contributed, thereby diluting the Non-Contributing Member's ownership interest in the Company; provided, that such Contributing Member shall have also contributed to the Company its pro rata share of the applicable additional Capital Contribution. The amount of any such additional Capital Contribution made by the Contributing Members shall be proportionate to the Percentage Interests of the Contributing Members making such contribution.

5.2.3 If any Member shall become a Non-Contributing Members, then any Contributing Member shall have the right, but not the obligation, to loan the Non-Contributing Member, by contributing to the Company on its behalf, all or any part of the amount (the "**Default Amount**") that the Non-Contributing Member failed to contribute to the Company (each such loan, a "**Default Loan**"), provided, that such Contributing Member shall have contributed to the Company its pro rata share of the applicable additional Capital Contribution. Such Default Loan shall be treated as an additional Capital Contribution by the Non-Contributing Member. Each Default Loan shall bear simple interest on the unpaid principal amount thereof from time to time remaining from the date advanced until repaid at the lesser of (i) one percent above the applicable federal rate or (ii) the maximum rate permitted by applicable law. Each Default Loan shall be recourse solely to the Non-Contributing Member's Percentage Interest. Default Loans shall be repaid out of the distributions that would otherwise be made to the Non-Contributing Member pursuant to this Agreement, as more fully provided for in Section 5.2.4 below. So long as a Default Loan is outstanding, the Non-Contributing Member shall have the right to repay the Default Loan (and all interest thereon then due and owing) in whole or in part at any time without penalty. Upon the repayment in full of all Default Loans made in respect of a Non-Contributing Member (and so long as the Non-Contributing Member is not otherwise a Non-Contributing Member), such Non-Contributing Member shall cease to be a Non-Contributing Member.

5.2.4 Notwithstanding any other provisions of this Agreement, any amount that otherwise would be paid or distributed to a Non-Contributing Member pursuant to this Agreement shall not be paid to the Non-Contributing Member but shall be deemed paid and applied on behalf of such Non-Contributing Member (i) first, to accrued and unpaid interest on all Default Loans deemed made to such Non-Contributing Member (in the order of the date originally deemed made), (ii) second, to the principal amount of such Default Loans (in the order of the date originally deemed made) and (iii) third, to any additional Capital Contribution of such Non-Contributing Member that has not been paid and is not deemed to have been paid.

5.3 **Capital Accounts**. The Company will establish on its books a "**Capital Account**" for each Member. Capital Accounts will be consistent with *Schedule 1* hereto and be determined and maintained in accordance with the provisions of this Agreement and the requirements of §§1.704-1, 1.704-2 and 1.704-3 of the Regulations.

5.4 **Withdrawal or Reduction of Members' Contributions to Capital**. A Member shall not receive out of the Company's property any part of his or her Capital Contribution until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them. A Member, irrespective of the nature of his or her Capital Contribution, has only the right to demand and receive cash in return for his or her Capital Contribution.

5.5 **Optional Member Loans**. If the Members determine that the Company requires additional capital and that it is in the best interests of the Company to borrow money from a Member, a Member may, but will not be required to, advance additional monies to the Company as a loan (an "**Optional Loan**") upon terms not less favorable to the Company than those which would be available from its regular commercial lender. Optional Loans will be an obligation of the Company to the lending Member. Interest on Optional Loans will be payable without regard to the profits or losses of the Company and will be treated as a transaction between the Company and a Member other than in his or her capacity as a Member pursuant to Section 707(a) of the Code. All Optional Loans will be repayable solely from the Company's assets and may be represented by promissory notes executed by the Company. No Optional Loan will result in an increase in the Percentage Interest of the lending Member. The amount of any such loan will not be credited to the lending Member's Capital Account.

5.6 **Personal Guarantees**. The Members acknowledge that the Company may be required, from time to time, to obtain third party financing for its operations and capital improvements. If required by the lender(s), all Members shall personally guarantee such financing arrangements in form satisfactory to the lender. In the event such guarantees are made, each Member shall defend, indemnify, and hold harmless the other Members to the full extent of such Member's Percentage Interest in the Company, to the end that no Member shall pay more of any such guaranteed debt than such Member's Percentage Interest. Any Member who is required to and pays more than such Member's Percentage Interest of any such debt, shall be entitled to seek and enforce reimbursement against the other Members for any excess payment.

ARTICLE VI
ALLOCATIONS OF INCOME AND LOSSES

6.1   **Allocations of Profits and Losses**.

      6.1.1   <u>In General</u>. Except as otherwise provided in this Agreement, Profits and Losses (and, in consultation with the Company's tax advisors deems appropriate, individual items of income, gain, loss or deduction) shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member immediately after making such allocation of Profits and Losses is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Article XI if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and the net proceeds were distributed, in accordance with Section 6.3, to the Members immediately after making such allocation, decreased by (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), computed immediately prior to the hypothetical sale of assets.

      6.1.2   <u>Limitation</u>. No allocations of Losses (or separately allocated item of loss or deduction) shall be made to a Member if such allocation would cause the Member to have or increase an adjusted Capital Account deficit. In the event some but not all of the Members would have adjusted Capital Account deficits, the limitation set forth in this section shall be applied on a Member-by-Member basis and Losses (including separately allocated items of loss or deduction) not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses (and separately allocated items of loss or deduction) to each Member under Regulation Section 1.704-1(b)(2)(ii)(d).

      6.2   **Special Allocations**. Notwithstanding Section 6.1, the following special allocations shall be made for any fiscal year in the following order:

      6.2.1   <u>Minimum Gain Chargeback</u>. If there is a decrease in Company Minimum Gain, the minimum gain chargeback provisions of Regulation Sections 1.704-2(f) and 1.704-2(g), which are hereby incorporated into this Agreement by this reference, shall be applied.

      6.2.2   <u>Member Minimum Gain Chargeback</u>. If there is a decrease in any Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, the partner nonrecourse debt minimum gain chargeback provisions of Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2), which are hereby incorporated into this Agreement by this reference, shall be applied.

      6.2.3   <u>Qualified Income Offset</u>.   In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be allocated to such Member in accordance with Regulation Section 1.704-1(b)(2)(ii)(d), which is hereby incorporated into this Agreement by reference.

      6.2.4   Gross Income Allocation. If any Member has a deficit balance in its Capital Account at the end of any fiscal year, in excess of any amount such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i)(5), such Member shall be allocated items of Company income and gain in the amount of such excess as quickly as possible, provided, that an allocation under to this Section 6.2.4 shall be made only if and to the extent that such Member would have a Deficit Capital Account in excess of such amount after all other allocations provided for in this Article VI have been made as if Section 6.2.3 and this Section 6.2.4 were not in the Agreement.

      6.2.5   Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their respective Percentage Interests.

      6.2.6   Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated among the Members in accordance with Regulation Section 1.704-2(i).

      6.2.7   Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in accordance with their interests in the Company in the event Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

      6.3   **Corrective Allocations**. The allocations set forth in Section 6.2 are intended to comply with certain regulatory requirements under Code Section 704(b). The Members intend that, to the extent possible, all allocations made pursuant to Section 6.2 will, over the term of the Company, be offset either with other allocations pursuant to Section 6.2 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.3. Accordingly, the Members are hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 6.3 in whatever manner it determines is appropriate so that, after such offsetting special allocations are made (and taking into account the reasonably anticipated future allocations of income and gain pursuant to Section 6.2.1 and Section 6.2.2), the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Section 6.2 were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 6.1.

6.4 **Other Allocation Rules**.

      6.4.1 <u>General</u>. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit, and any other allocations not otherwise provided for shall be divided among the Members in accordance with their Percentage Interests, or as otherwise may be required under the Code and the Regulations thereunder.

      6.4.2 <u>Allocation of Excess Nonrecourse Liabilities</u>. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Members' interests in the Company's profits shall be their respective Percentage Interests.

      6.4.3 <u>Allocations in Connection with Varying Interests</u>. If, during a fiscal year, there is (i) a permitted transfer of all or any portion of a Member's Percentage Interest, or (ii) the admission or withdrawal of a Member, Profits, Losses and separately allocated items of income, gain, loss, deduction and credit of the Company for such fiscal year shall be divided and allocated among the Members by taking into account their varying interests during such fiscal year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by the Members.

      6.5 **Mandatory Tax Allocations Under Code Section 704(c)**. In accordance with Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members, solely for federal and applicable state and local income tax purposes, so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and the initial Gross Asset Value of the property in a manner consistent with Code Section 704(c) and Regulation Section 1.704-3(b). Any elections or other decisions relating to such allocations shall be made by the Manager and the contributing Member. The same procedure shall apply to any adjustment to the Gross Asset Value of Company property pursuant to this Agreement and the resulting adjustment to the Capital Accounts pursuant to the definition of "Profits" and "Losses."

      Allocations pursuant to this Section 6.5 are solely for purposes of federal, state, and local income or franchise taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.


ARTICLE VII
<u>DISTRIBUTIONS</u>


      7.1 **Cash Distributions**. Distributions of Distributable Cash, other than distributions in liquidation made in the manner set forth in Section 10.4, may, in the sole discretion of the Members, be made to the Members from time to time and at any time in proportion to each Member's respective Percentage Interest.

      7.2 **Distributions in Kind**. Non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for fair market value would have been distributed (after any unrealized gain or loss attributable to such non-cash assets has been allocated among the Members in accordance with Article VI).

7.3 **Withholding; Amounts Withheld Treated as Distributions**. The Company is authorized to withhold from distributions, or with respect to allocations or payments, to Members and to pay over to the appropriate federal, state, or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to the preceding sentence in connection with any payment, distribution, or allocation to any Member shall be treated as amounts distributed to such Member pursuant to this Article for all purposes of this Agreement.

7.4 **Limitation Upon Distributions**. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions.

7.5 **Required Distributions**. Each year, prior to the then applicable filing deadline for individual income tax returns, the Company shall make a tax distribution to the Members calculated by multiplying the Member's Percentage Interest in the Company by the product of (i) the taxable income of the Company multiplied by (ii) the highest individual federal income tax reporting rate which applies among the Members. All distributions in excess of the required minimum amount must be approved by the Members.

ARTICLE VIII
ACCOUNTING, BOOKS, AND RECORDS

8.1 **Accounting Principles**. The Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting principles and practices. Any Member may review the books and records of the Company at any time, and may make copies of the same at that such Member's sole expense. No Member shall be solely entitled to the originals of any such records. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list and past list, setting forth the full name and last known mailing address of Persons holding Units;

(b) A copy of the Certificate of Formation and all amendments thereto;

(c) Copies of this Agreement and all amendments hereto;

(d) Copies of the Company's federal, state, and local tax returns and reports, if any, for the three (3) most recent years;

(e) Minutes of every meeting of the Members and any written consents obtained from the Members for actions taken without a meeting; and

(f) Annual balance sheets and income statements, prepared in accordance with generally accepted accounting principles, applied on a consistent basis, including copies of any audit reports relating to those financial statements.

8.2 **Bank Accounts**. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.3 **Accounting Period**. The Company's accounting period shall be the calendar year.

8.4 **Tax Matters Partner/Partnership Representative**.

8.4.1 Designation. The Members shall elect a Member to act as the "Tax Matters Partner" and "Partnership Representative" of the Company for the purposes of Code §6221 *et seq.*, and corresponding provisions of any state or local tax law. All decisions of the Partnership Representative (whether actions or omissions) which would have a material impact on any Member must be approved by the Members. All Members/partners shall provide the Partnership Representative timely Member/partner-level information to mitigate Company/partnership level tax. Upon commencement of an audit by the Internal Revenue Service of any Company return, the Partnership Representative shall notify all affected Members/partners and shall inform Members/partners of the progress of the audit.

8.4.2 Expenses of Tax Matters Partner and Partnership Representative; Indemnification. The Company shall indemnify and reimburse the Tax Matters Partner and Partnership Representative for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses, and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Members (and such expenses shall be taken into consideration for purposes of determining Distributable Cash) or any discretionary reserves are set aside by the Company. Neither the tax matters partner, partnership representative nor any Member shall have any obligation to provide funds for such purpose. The provisions for exculpation and indemnification of the Members set forth in the Agreement shall be fully applicable to the Person acting as tax matters partner/partnership representative for the Company.

8.5 **Returns and Other Elections**. The Members shall cause the preparation and timely filing of all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. The Members shall use their best efforts to furnish to the Members within a reasonable time after the end of the Company's fiscal year copies of such returns, or pertinent information therefrom. Except as otherwise expressly provided to the contrary in this Agreement, all elections permitted to be made by the Company under federal or state laws shall be made by the Member in his sole discretion.

8.6 **Tax Liability of Members**. The Company shall "opt-out" of the partnership entity tax amendments of the Bipartisan Budget Act of 2015 for all years it is eligible to make such opt out election. For any year the Company is not eligible to opt out, the Company shall for any year(s) under audit, review or contest, upon final determination of any changes, make a timely election with respect to any imputed underpayment (a "**push-out election**") and issue revised Schedule K-1s (or similar forms) to its Member/partners, passing the tax effect of any changes to the Members/partners. Each Member/partner shall report and benefit from and bear responsibility their allocable share of the impact of any changes in the Company's income and other tax reporting and returns for the periods which they were Members, even though they may no longer be Members or their interests in the Company may have changed since such reporting year(s).

ARTICLE IX
TRANSFERABILITY

9.1 **General**. Except as otherwise expressly provided in this Agreement, no Member shall have the power or authority to:

(a) sell, assign, exchange, or otherwise transfer for consideration (collectively, "**Sell**" or "**Sale**");

(b) gift, bequeath, or otherwise transfer for no consideration whether or not by operation of law (collectively "**Gift**"), all or any part of his or her Units.

(c) Each Member hereby acknowledges the reasonableness of the restrictions on Sale and Gift of Units imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Sale and Gift contained herein shall be specifically enforceable and any transfer attempted in contravention of these restrictions shall be void. In the event that any Member pledges or otherwise encumbers any of his or her Units as security for repayment of a liability, any such pledge or encumbrance shall be made pursuant to an agreement that requires the pledgee or secured party to be bound by all the terms and conditions of this Article.

9.2 **Involuntary Transfers**.

9.2.1 <u>Wrongful Transfer</u>. Upon the attempted transfer of any Units in the Company in violation of this Agreement, the Company shall have a continuing option to purchase all or any portion of the Percentage Interest subject to the attempted transfer pursuant to the terms and conditions set forth in Section 9.3, less an appropriate amount determined by the Company's accountants to reflect applicable discounts.

9.2.2 <u>Dissolution of Marriage</u>. If any Unit(s) are awarded to the spouse of a named Member in any marital dissolution, separate maintenance agreement, or similar proceedings, whether by agreement of the Member and the spouse or by order of any court of competent jurisdiction, the Member and the spouse shall immediately notify and provide the Company with a certified copy of the dissolution, separate maintenance agreement, or similar decree, and/or a certified copy of any inter-spousal agreement to that effect. The Company shall have the option to purchase all, or any portion of the Unit(s) awarded to the transferring Member's spouse pursuant to the terms and conditions set forth in Section 9.3, less an appropriate amount determined by the Company's accountants to reflect applicable discounts.

9.2.3   Death. Upon the death of any Member, Section 9.3 shall apply, and the Company shall have the option to purchase all or a portion of such deceased Member's Percentage Interest pursuant to the terms and conditions set forth in Section 9.3; provided, however that a discount may be taken if so agreed by the Company and the deceased Member's Personal Representative.

9.2.4   Disability of a Member. If a Member becomes disabled in a manner that keeps him or her from being able to substantially contribute to the business of the Company for at least six (6) months, the Company shall have the option to purchase all or a portion of such disabled Member's Percentage Interest pursuant to the terms and conditions set forth in Section 9.3.

9.2.5   Bankruptcy. If an order for relief pursuant to the United States Bankruptcy Code is entered as to any Member, or if any Units are at any time seized by attachment, garnishment, foreclosure, or other legal process by which any Person other than a Member asserts ownership thereof, the Company shall have the option to purchase all or any portion of the Units thereby affected pursuant to the terms and conditions set forth in Section 9.3, less an appropriate amount determined by the Company's accountants to reflect applicable discounts.

9.3   **Terms of Involuntary Transfers**.

9.3.1 Option to Purchase. Upon the occurrence of any Involuntary Transfer set forth in Section 9.2 above, (a "**Transfer Event**") as to any Member (the "**Subject Member**"), the Company is granted the option to purchase the Units of the Subject Member exercisable within one hundred twenty (120) days after written notice of the Transfer Event, or written acknowledgment thereof by the Company (the "**Option**"). Before expiration of such one hundred twenty (120) day period, the Company shall give written notice to the Subject Member, and/or the Subject Member's successor, with a copy to the other Members, of its election to exercise or not to exercise the Option. Failure to timely give such notice shall be deemed a rejection by the Company of the Option. Closing of the purchase of Units hereunder shall occur within one hundred twenty (120) days after exercise of the Option, or the death of the Member, as the case may be. If the Company rejects the Option to purchase, the Subject Member shall thereafter be subject to the terms and conditions and shall hold the Units pursuant to Section 9.8 below.

9.3.2   Price. The purchase price of the Subject Member's Units (the "**Purchase Price**") shall be determined by agreement between the Members and the Subject Member or the Subject Member's personal representative, as the case may be. If agreement as to such value cannot be obtained within thirty (30) days after the last notice is received by the Subject Member pursuant to Section 9.3.1 above, the value of the Company shall be determined by a qualified business valuator experienced in valuing businesses such as the Company selected by the Members. The cost of the valuation pursuant to this Section 9.3.2 shall be borne equally by the Company and the Subject Member or the Subject Member's personal representative, as the case may be. The determination of the purchase price of the Subject Member's interest in the Company, when made, shall be final and binding upon all parties affected thereby.

Unless the Member and the Company agree otherwise, the Purchase Price shall be payable twenty percent (20%) down (the "**Down Payment**"), with the balance payable in one hundred twenty (120) equal monthly installments, due on or before the 5th day of each month (the "**Balance**"). The outstanding Balance may be prepaid in whole or in part at any time or times. Prepayments shall not reduce the amount of the next payment(s) due until the entire amount is paid in full. Interest on the Balance shall accrue at the rate of one percent (1%) over the applicable federal rate at the date of the Transfer Event, per annum. The Balance shall be evidenced by a negotiable promissory note, which may be secured or unsecured, in the Members' sole discretion, containing customary commercial terms, including an acceleration clause and the right to prepay without penalty.

9.4   **Transfers Subject to Refusal Rights**. A "Bona Fide Offer" shall be defined as an executed and enforceable purchase and sale agreement. If a Member (the "**Transferring Member**") receives a Bona Fide Offer to purchase the Transferring Member's Units in the Company, in whole or in part, the remaining Members shall have the right to purchase the Transferring Member's Units subject to the Bona Fide Offer at the price and on the terms established by the Bona Fide Offer.

9.4.1   Exercise of Right of First Refusal. The Transferring Member shall notify the other Members of the Bona Fide Offer and shall furnish the other Members with a copy of the Bona Fide Offer within two (2) days of receiving such Bona Fide Offer. Each other Member shall have ten (10) days from receipt of the notice and a copy of the Bona Fide Offer to notify the Transferring Member whether such other Member wishes to exercise his or her right to purchase. If more than one Member desires to purchase the Units identified in the Bona Fide Offer, the subject Units shall be apportioned among those Members willing to buy in proportion to the Percentage Interests owned by such Members at the time the notice of a Bona Fide Offer is furnished. If any other Member indicates his or her intention to exercise the right to purchase, such other Member shall have the same period of time in which to close the transaction as provided in the Bona Fide Offer, but in any event, no less than one hundred twenty (120) days from the time the other Member notifies the Transferring Member of its intention to exercise the option.

9.4.2   Non-Exercise of Right of First Refusal. If no other Member chooses to exercise its right to purchase, or all other Members' purchases fail to close, the Transferring Member may close the sale on the terms and conditions of the Bona Fide Offer. The Transferring Member may not close on any different terms without allowing the other Members the right to purchase on such different terms. If a purchasing Member fails to close and there is another Member or Members who exercised his or her right to purchase, such other purchasing Members shall have ten (10) days to exercise his or her right to purchase the available Units in proportion with their Percentage Interest calculated immediately before the Bona Fide Offer was presented.

9.5   **Special Purchase or Special Sale**. In order to prevent the injury that might occur to the Company in case of a prolonged deadlock between the Members, in addition to all other restrictions contained in this Agreement, any Member may at any time send to the other Members a Special Purchase Notice or a Special Sale Notice.

9.5.1   A Special Purchase Notice is a written notice to the other Member(s), pursuant to Section 11.5, by which the Offering Member offers to buy all of the other Member's Percentage Interest for an Agreement Price on Agreement Terms ("**Consideration**") only if accompanied by the Member's deposit of the Consideration with the Escrow Agent.

9.5.1.1   The other Member shall have ninety (90) days from the Special Purchase Notice either to accept the offer or, at his or her sole option, reject the offer and instead elect to buy all of the Offering Member's Percentage Interest, for the Agreement Price and on the Agreement Terms, pursuant to Section 11.5. Failure to respond to the Special Purchase Notice within ninety (90) days constitutes acceptance of the offer and the other Member's agreement to sell his or her Percentage Interest.

9.5.1.2   The other Member may accept the offer and agree to sell his or her Percentage Interest to the Offering Member by delivering to the Escrow Agent a notice indicating acceptance, within ninety (90) days from the date of the Special Purchase Notice pursuant to Section 11.5. Upon acceptance of the offer by the other Member, the Escrow Agent shall do or cause to be done to accomplish the following:

9.5.1.2.1   First, transfer the other Member's Percentage Interest to the Offering Member;

9.5.1.2.2   Second, deliver to the other Member the Offering Member's Consideration for the Agreement Price;

9.5.1.2.3   Third, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

9.5.1.3 The other Member may reject the Special Purchase Offer and evidence his or her decision to buy the Offering Member's Percentage Interest by delivering to the Escrow Agent the Consideration made payable to the Offering Member for the Agreement Price within ninety (90) days from the Special Purchase Notice.   Upon receipt of such Consideration by the Escrow Agent, the Escrow Agent shall do or cause to be done to accomplish the following:

9.5.1.3.1   First, transfer the Offering Member's Percentage Interest to the other Member;

9.5.1.3.2   Second, deliver to the Offering Member the other Member's Consideration for the Agreement Price;

9.5.1.3.3   Third, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

9.5.2   A Special Sale Notice is a written notice by which the Offering Member offers to sell all of his or her Percentage Interest for the Consideration pursuant to Section 11.5.   A Special Sale Notice shall be valid only if accompanied by the Offering Member's

Consideration upon which the Offering Member proposes to sell his or her Percentage to the other Member.

9.5.2.1 The other Member shall have ninety (90) days from the Special Sale Notice either to accept the offer or, at his or her sole option, reject it and elect to sell all of his or her own Percentage Interest to the Offering Member at the Agreement Price and on the Agreement Terms. Failure to respond to the Special Sale Notice within ninety (90) days constitutes rejection of the offer and the other Member's election to sell his or her own Percentage Interest.

9.5.2.2 The other Member shall evidence acceptance of the Special Sale Notice by delivering to the Escrow Agent the Consideration to the Offering Member for the entire purchase price within ninety (90) days from the date of the Special Sale Notice. Upon receipt of such Consideration by the Escrow Agent, the Escrow Agent shall do or cause to be done the following:

9.5.2.2.1 First, transfer the Offering Member's Percentage Interest to the other Member;

9.5.2.2.2 Second, deliver the other Member's check for the Agreement Price to the Offering Member;

9.5.2.2.3 Third, return to the Offering Member his or her Consideration originally deposited with the Escrow Agent; and

9.5.2.2.4 Fourth, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

9.5.2.3 The other Member may reject the offer made in the Special Sales Notice and elect to sell his or her Percentage Interest to the Offering Member by delivering to the Escrow Agent a notice of rejection within ninety (90) days from the date of the Special Sale Notice. Upon receipt of such notice by the Escrow Agent, the Escrow Agent shall do or cause to be done the following:

9.5.2.3.1 First, transfer the other Member's Percentage Interest to the Offering Member;

9.5.2.3.2 Second, deliver to the other Member the Offering Member's Consideration for the Agreement Price;

9.5.2.3.3 Third, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

9.5.3 All fees charged by the Escrow Agent shall be paid by the Percentage, regardless of which Member sells his or her Percentage Interest.

9.6   **No Termination or Violation of RRA.**   Notwithstanding any other provision in this Agreement, all transfers of Units in the Company shall be void and of no force or effect if such sale, exchange, or transfer would cause a termination of the Company pursuant to Code §708(b), cause the Company to be considered a publicly traded partnership pursuant to Code §7704 and the Regulations thereunder.

9.7   **Effect of Transfer.** If any purported Sale or Gift of Units does not comply with the various requirements and restrictions contained in this Article, it shall be void and of no force or effect.   If any such purported transfer complies with the various requirements and restrictions contained in this Article, then effective on the date of the transfer, the transferor will cease to be a Member with respect to the transferred Units and, whether or not the transferee is admitted to the Company as a Member pursuant to the terms of this Agreement, the transferee will be entitled to receive all future distributions to which the transferor would otherwise be entitled and the transferee shall succeed to the Capital Account of the transferor or, in the case of a partial transfer, a proportionate share thereof.   The Company shall be entitled to treat the transferor as the record owner of the transferred Units until the effective date of the transfer, and neither the Company nor any of its Members will incur liability for distributions made in good faith to the transferor prior to the effective date.   No such transfer will relieve the transferor of its existing obligations under this Agreement.

9.8   **Members.** If the transferee of any Units is not a Member prior to the Sale or Gift, such Person will be admitted to the Company as a Member only if each of the following conditions is satisfied:

(a)   The transferee complies with all the requirements of this Article;

(b)   The transferee has agreed in writing to be bound by all of the terms and conditions of this Agreement and has paid all expenses of the Company incurred in connection with the transfer; and

(c)   The admittance of the transferee as a Member receives the unanimous prior written approval of the Members determined as of the effective date of the Gift or Sale.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1   **Dissolution.** The Company shall only be dissolved upon the occurrence of any of the following events:

(a)   by the unanimous vote of the Members; or

(b)   upon the entry of a decree of judicial dissolution pursuant to the Act; or

(c)   as otherwise provided in this Agreement.

10.2 **Winding up, Liquidation, and Distribution of Assets**. Upon dissolution, the Members shall immediately proceed to wind up the affairs of the Company and liquidate its assets. The Members will have the full right and unlimited discretion to determine the time, manner, and terms of any sale or sales of the Company property pursuant to the liquidation. Pending the sales, the Members may continue to operate or otherwise deal with the assets of the Company.

10.3 **Allocation of Income and Loss in Liquidation**. The allocation of income, loss, and other items of the Company following the date of dissolution, including but not limited to, gain or loss upon the sale of all or substantially all of the Company's assets, shall be determined in accordance with the provisions of Article VII and shall be credited or charged to the Capital Accounts of the Members in the same manner as income, loss, and other items of the Company would have been credited or charged if there were no dissolution and liquidation.

10.4 **Distribution of Proceeds of Liquidation**.

10.4.1 Priority of Distribution. The proceeds of any liquidation will be applied and distributed in the following order of priority:

(a) To repay all outstanding debts and liabilities of the Company other than Optional Loans;

(b) To pay the interest due on any Optional Loans previously made by any Member to the Company;

(c) To repay the principal of any such Optional Loans;

(d) To set up any reserves which the Members deem reasonably necessary for contingent, unmatured, and unforeseen liabilities or obligations of the Company; and

(e) To the Persons holding Units, who have positive Capital Account balances, to each such Person in the proportion that the positive Capital Account balance of the Person bears to the positive Capital Account balances of all such Persons until all such proceeds have been distributed or all Capital Account balances have been reduced to zero, whichever occurs first; and

(f) All remaining amounts to the Members in proportion with their Percentage Interest.

10.5 **Termination**. Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

10.6 **Certificate of Cancellation**. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, the Members shall file a

Certificate of Cancellation as required by the Act. Upon filing the Certificate of Cancellation, the existence of the Company shall cease, except as otherwise provided in the Act.

10.7 **No Obligation to Restore Negative Capital Account Balance on Liquidation**. Unless created by excess distributions to Members approved by the Company, upon a liquidation within the meaning of Regulation §1.704-1(b)(2)(ii)(g), if any Person holding Units has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs, other than those made pursuant to this Section), such Person shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Person's Capital Account shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

10.8 **Return of Contribution Nonrecourse to Other Members**. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Person shall look solely to the assets of the Company for the return of his or her Capital Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the capital contributions, no Person shall have recourse against any other Person.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 **Amendment**. This Agreement may only be amended by the unanimous vote of the Members.

11.2 **Independent Activities of Members**. Any Member, may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including but not limited to, the ownership, financing, management, employment by, lending to or otherwise participating in businesses which are similar to the business of the Company, and neither the Company nor any Member shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits therefrom.

11.3 **Headings**. The headings in this Agreement are inserted for convenience only and shall not affect the interpretations of this Agreement.

11.4 **Waivers**. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.5 **Notices**. Any notice, demand, or communication required or permitted under this Agreement shall be deemed to have been duly given if delivered personally to the party to whom directed or, if mailed by registered or certified mail, postage and charges prepaid, faxed with confirmation of delivery, addressed (a) if to a Member, to the Member's address specified on attached *Schedule 1*, and (b) if to the Company, to the address specified in Section 1.3. Except as otherwise provided herein, any such notice shall be deemed to be given when personally delivered or faxed, or if mailed, three business days after the date of mailing. A Member or the Company may change his/her/its address for the purposes of notices hereunder by giving notice to the others specifying such changed address in the manner specified in this Section.

11.6 **Dispute Resolution/Venue.** The parties agree to attempt to resolve any disputes relating to this Agreement by negotiation and/or with a mutually agreed-upon mediator. However, if after thirty (30) days these attempts are unsuccessful, upon demand by either party, any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, legality, issues of public policy or validity thereof shall only be valid if brought in the Superior Court of Chelan County.

11.7 **Governing Law.** This Agreement shall be construed and enforced in accordance with the internal laws of the state of Washington.

11.8 **Construction.** Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

11.9 **Rights and Remedies Cumulative.** The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

11.10 **Severability.** If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

11.11 **Heirs, Successors, and Assigns.** Each of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

11.12 **Creditors.** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

11.13 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

ARTICLE XII
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" means the Washington Limited Liability Company Act, Ch. 25.15 RCW, as amended from time to time.

"Capital Account" means the capital account determined and maintained for each Member pursuant to Section 5.3.

"**Capital Contribution**" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"**Certificate of Formation**" means the certificate of formation pursuant to which the Company was formed, as originally filed with the office of the Washington Secretary of State on the 3rd day of August, 2020.

"**Code**" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Company**" means Leavenworth SportArena, LLC.

"**Distributable Cash**" means all cash received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and other sums paid or payable to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) reserves.

"**Fiscal Year**" means the twelve-month period commencing on July 1st of each calendar year and ending on June 30th of the following calendar year.

"**Gross Asset Value**" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset as of the date of contribution, as determined by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values immediately prior to the occurrence of the following events: (i) the acquisition of additional interests in the Company by any new or existing Member for more than a de minimis Capital Contribution; (ii) the grant by the Company of an interest in the Company, other than a de minimis interest, as consideration for the provision of services to or for the benefit of the Company by an existing Member or a new Member; (iii) the distribution by the Company to a Member of more than a de minimis amount of Company property in exchange for an interest in the Company; and (iv) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Board; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section

734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (i) Regulation Section 1.704-1(b)(2)(iv)(m) and (ii) clause (d) of the definition of "Profits" and "Losses" or Section 6.2.7, provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent that an adjustment pursuant to clause (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a), (b), or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

"**Majority Interest**" means, at any time, Members owning more than fifty percent (50%) of the then outstanding Units.

"**Member**" or "**Members**" means Marco Aurilio and Zoltan Szabadi, and each other Person who may hereafter become a Member.

"**Member Nonrecourse Debt**" has the same meaning as the term "partner nonrecourse debt" in Regulation Section 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the same meaning as the term "partner nonrecourse deductions" in Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"**Nonrecourse Deductions**" has the meaning set forth in Regulation Sections 1.704-2(b)(1) and 1.704-2(c).

"**Optional Loan**" means if the Members determine that the Company requires additional capital and that it is in the best interests of the Company to borrow money from a Member, a Member may, but will not be required to advance additional monies to the Company as a loan.

"**Person**" means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such a "Person" where the context so permits.

"**Percentage Interest**" means all of a Member's share, relative to a Member's share in the Units of the Company, in the income, gain, loss, deduction, and credit of the Company and distributions of the Company's assets pursuant to this Agreement and the Act and all of a Member's rights to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision of the Members, as set forth on *Schedule 1*.

"Profits" and **"Losses"** mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses," shall be subtracted from such taxable income or loss;

(c)   If the Gross Asset Value of any Company asset is adjusted pursuant to clauses (b) or (c) of the definition of "Gross Asset Value," the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with the definition of Depreciation;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 6.2 or Section 6.3 shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 6.2 and Section 6.3 shall be determined by applying rules analogous to those set forth in clauses (a) through (f) above.

"Regulations" includes proposed, temporary, and final Treasury regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"Reserves" means, with respect to any fiscal period, funds set aside, or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Members for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Units" means units issued to Members which represent their ownership interest in the Company, and which shall be set forth on *Schedule 1*. The Company shall have 10,000 total Units.

DATED this ____4th____ day of ____February_____, 2025.

"**MEMBERS**"

_____
MARCO AURILIO

_____
ZOLTAN SZABADI

SCHEDULE 1

<u>Name and Address</u>
<u>of Members</u>

Member Name & Address	Units	Percentage Interest
Marco Aurilio [redacted]	5,100	51%
Zoltan Szabadi [redacted]	4,900	49%